Exhibit 99.1

Purple Biotech Reports Fourth Quarter and Full-Year 2022 Financial Results

Expands pipeline with acquisition of new tri-specific antibodies

Data readouts for two lead clinical programs expected in 2023

REHOVOT, Israel, February 8, 2023 – (GLOBE NEWSWIRE) Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the year and the three months ended December 31, 2022.

“We are reporting our 2022 financial results which are in line with our plans,” said Gil Efron, Chief Executive Officer of Purple Biotech. “Our end-of-year balance sheet is strong and enables us to execute our strategic plan. We started 2023 by acquiring an innovative platform of tri-specific antibodies and we are looking forward to data readouts from both of our ongoing clinical programs. I believe that our diverse promising pipeline is a good foundation for building a strong and sustainable oncology company.

“During 2022 we enhanced the CM24 trial, reprioritizing its study arms and expanding the design to randomize the study – a good example of the thoughtful, flexible approach we take to drug development. For NT219 we advanced the dose escalation Phase 1 study, both as monotherapy and in combination with cetuximab, and have reached the 50mg/kg dose level in both arms. We anticipate reporting clinical data for both CM24 and NT219 during this coming year. We just completed the acquisition of Immunorizon, thus securing a valuable portfolio of multi-specific antibodies that are highly complementary to our existing clinical compounds targeting the tumor microenvironment.”

Business Development, Post-Fiscal 2022

●	Immunorizon Acquisition Expands Company Pipeline

After the close of the 2022 fiscal year, Purple Biotech expanded its product pipeline through the acquisition of private company Immunorizon Ltd.. This acquisition, signed on February 2, 2023, brings a portfolio of potential multi-specific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment. The lead asset targets the antigen 5T4, activating both T and NK cells to mount a powerful immune system response against cancer cells; importantly, the compound includes a cleavable capping technology that has the potential to widen the therapeutic index. The acquisition provides Purple Biotech with a technology platform for tri-specific antibody compounds and offers the potential to further expand to additional targets. The Company anticipates bringing the first of these assets to IND filing in approximately two years.

●	Collaboration with Mor Research Applications

Also after the close of fiscal 2022, Purple Biotech announced on January 3, 2023, a research collaboration with Mor Research Applications, the technology transfer subsidiary of Clalit Healthcare Services. The agreement gives Purple first access to pre-clinical oncology product candidates owned by Mor, including the option to fund early development, in-license selected drug assets and pursue their development and commercialization.

Corporate Updates for 2022

Clinical Studies

●	CM24 Study Design Update (PDAC)

The Company has amended the Phase 2 clinical trial evaluating the combination of its monoclonal antibody CM24, a potential new first-in-class mAb that blocks the immune checkpoint CEACAM1 from supporting tumor immune evasion and survival, with the PD-1 inhibitor (nivolumab) plus chemotherapy for patients with 2L metastatic pancreatic cancer (PDAC). The clinical trial design has been amended to randomize the study comparing CM24+nivolumab+standard-of-care (SoC) chemotherapy against SoC chemotherapy. The study is ongoing, with patients being treated in a run-in portion of the study, which includes up to 18 patients followed by approximately 60 patients in the randomized part of the study. An interim analysis is expected in the second half of 2023 and a topline report on the overall study at the end of 2024.

●	CM24 Presentation at AACR Special Conference

At the American Association of Cancer Research (AACR) Special Conference: Cancer Metastasis in November, Purple Biotech presented data that provide a rationale for an innovative mechanism of action for CM24. “CM24, a Novel Anti-CEACAM1 mAb, Suppresses Neutrophil Extracellular Trap (NET)-Induced Migration and Metastasis of Cancer Cells” focused on the compound’s activity against neutrophil extracellular traps.

●	NT219 Study Progress (SCCHN)

In the monotherapy arm of the Phase 1/2 clinical trial for NT219, participants are being treated at the 50 mg/kg dose level, which is the last dose to be evaluated for monotherapy treatment. In the combination arm of NT219 + cetuximab, we are now recruiting for the 50 mg/kg dose of NT219. As this trial progresses, Purple Biotech expects to reach the recommended Phase 2 dose (RP2D) this year and enter into the Phase 2 of this study thereafter.

Management Changes

●	In July, Gil Efron transitioned from serving as President and Chief Financial Officer to the Chief Executive Officer position when Isaac Israel stepped down as CEO, while retaining his membership on the Board of Directors and as an advisor to the Company. The Company also welcomed Lior Fhima as Chief Financial Officer in November.

Financial Results for the Year Ended December 31, 2022

Research and Development Expenses were $16.3 million, an increase of $4.5 million, or 38.1%, compared to $11.8 million in the same period of 2021. The increase was mainly due to expenses related to the ongoing NT219 and CM24 clinical trials, including CMC expenses.

Selling, General and Administrative Expenses were $6.3 million, compared to $6.1 million in the same period of 2021, an increase of $0.2 million.

Operating Loss was $22.6 million, an increase of $4.7 million, or 26.3%, compared to $17.9 million in the same period of 2021. The increase was mainly due to the increase in research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $20.2 million, an increase of $4.3 million, compared to $15.9 million in the same period of 2021, mainly due to the increased expenses for clinical studies and manufacturing of drugs for these studies.

Net Loss for 2022 was $21.8 million, or $1.20 per basic and diluted share, compared to a net loss of $18.5 million, or $1.01 per basic and diluted share, in 2021. The increase in net loss was mainly due to $4.5 million in operating expenses, offset by a decrease of $0.6 million in loss from discontinued operation and an increase in finance income of $0.5 million. Adjusted net loss for the year was $19.6 million, an increase from $15.7 million in the full year of 2021.

As of December 31, 2022, Purple Biotech had cash and cash equivalents, short- and long-term deposits of $31.7 million, compared to $47.4 million on December 31, 2021. This cash position provides a cash runway into the second half of 2024.

During the year ended December 31, 2022, the Company sold, under the Open Market Sale Agreement with Jefferies LLC, approximately 543 thousand ADSs, at an average price of $2.65 per ADS. Net proceeds to the Company were approximately $1.3 million, net of issuance expenses.

Financial Results for the three Months Ended December 31, 2022

Research and Development Expenses were $4.8 million, an increase of $1.6 million, or 50%, compared to $3.2 million in the same period of 2021. The increase was mainly due to expenses related to the CM24 and NT219 clinical trials and CMC expenses.

Selling, General and Administrative Expenses were $1.8 million, compared to $1.5 million in the same period of 2021, an increase of $0.3 million.

Operating Loss was $6.6 million, an increase of $1.9 million, or 40.4%, compared to $4.7 million in the same period of 2021.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $5.8 million, an increase of $1.4 million, compared to $4.4 million in the same period of 2021, mainly to increase in R&D expenses offset by other income.

Net Loss for the three months ended December 31, 2022 was $6.0 million, or $0.33 per basic and diluted share, compared to a net loss of $5.1 million, or $0.29 per basic and diluted, in the three months ended December 31, 2021. The increase in net loss was mainly due to an increase in R&D expenses offset by other income and increase in financial income. Adjusted net loss for the three months ended December 31, 2022 was $5.4 million, an increase from $4.4 million in the same period of 2021.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit  https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the expected timing of the completion of the transaction and the parties’ ability to complete the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM24 as well as Immunorizon Ltd.’s portfolio of investigational tri-specific antibody compounds to be acquired; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:

Harriet Ullman
Vice President, Public Relations and Product Communications
LaVoieHealthScience
hullman@lavoiehealthscience.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Positions

	As of December 31,
	2022	2021
	USD thousands	USD thousands

Current assets
Cash and cash equivalents	15,030	10,890
Short term deposits	16,652	36,310
Other investments	431	-
Other current assets	1,143	1,273

Total current assets	33,256	48,473

Non-current assets
Other investments	-	187
Right to use assets	467	619
Fixed assets, net	215	277
Long term deposits	-	160
Intangible assets	20,684	20,482

Total non – current assets	21,366	21,725

Total assets	54,622	70,198

Current liabilities
Lease liability -short term	194	199
Accounts payable	2,132	1,473
Other payables	4,732	2,578

Total current liabilities	7,058	4,250

Non-current liabilities

Lease liability	321	550
Post-employment benefit liabilities	145	292

Total non-current liabilities	466	842

Equity

Share capital, no par value	-	-
Share premium	126,409	123,951
Receipts on account of warrants	28,017	28,017
Capital reserve for share based payment	10,164	8,862
Capital reserve from transactions with related parties	761	761
Capital reserve from hedging	(6)	-
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(117,575)	(95,905)

Equity attributable to owners of the Company	46,911	64,827
Non-controlling interest	187	279

Total equity	47,098	65,106

Total liabilities and equity	54,622	70,198

Purple Biotech Ltd.

Consolidated Unaudited Statements of Operations

	For the year ended		For the three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	USD thousands	USD thousands	USD thousands	USD thousands

Revenues	-	-	-	-

Research and development expenses	16,320	11,827	4,820	3,245
Sales, general and administrative expenses	6,283	6,107	1,781	1,494

Operating loss	22,603	17,934	6,601	4,739

Finance expenses	126	212	18	69
Finance income	(969)	(320)	(576)	(56)

Finance (income) expense, net	(843)	(108)	(558)	13

Loss for the period from continuing operations	21,760	17,826	6,043	4,752

Loss from discontinued operation	-	642	-	354

Loss for the period	21,760	18,468	6,043	5,106

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss from cash flow hedges	(6)	-	11	-

Total comprehensive loss for the period	21,766	18,468	6,032	5,106

Loss attributable to:
Owners of the Company	21,668	18,384	6,011	5,072
Non-controlling interests	92	84	32	34

	21,760	18,468	6,043	5,106

Total comprehensive loss attributable to
Owners of the Company	21,674	18,384	6,000	5,072
Non-controlling interests	92	84	32	34
	21,766	18,468	6,032	5,106

Loss per share date
Continuing operations
Basic and diluted loss per ADS - USD	1.20	1.01	0.33	0.44

Number of ADSs used in calculation	18,081,087	17,568,036	18,389,230	17,733,554

Discontinued operation

Basic and diluted loss (profit) per ADS – USD	-	0.04	-	0.02

Number of ADSs used in calculation	-	17,568,036	-	17,733,554

Purple Biotech Ltd.

Consolidated Unaudited Statements of Cash Flow

	For the year ended		For the three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	USD thousands	USD thousands	USD thousands	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the period from continuing operation	(21,760)	(17,826)	(6,043)	(4,752)

Adjustments:
Depreciation	201	231	50	61
Finance expense (income), net	(843)	(108)	(558)	13
Share-based payments	2,412	2,082	839	305

	(19,990)	(15,621)	(5,712)	(4,373)

Changes in assets and liabilities:
Changes in other current assets	313	(316)	437	(121)
Changes in accounts payable	799	266	(735)	(275)
Changes in other payables	2,132	573	1,637	1,199
Changes in post-employment benefit liabilities	11	27	159	27

	3,255	550	1,498	830

Net cash used in operating activities from continuing operation	(16,735)	(15,071)	(4,214)	(3,543)

Cash flows from investing activities from continuing operation:
Acquisition of intangible asset	(202)	-	-	-
Decrease in deposits	19,818	13,162	7,999	4,997
Interest received	324	359	-	62
Acquisition of fixed assets	(26)	(115)	-	-

Net cash provided by investing activities from continuing operation	19,914	13,406	7,999	5,059

Cash flows from financing activities from continuing operation:
Proceeds from issuance of ADSs	1,498	564	186	564
ADS issuance expenses paid	(152)	(24)	(38)	(23)
Proceeds from exercise of warrants	-	1,200	-	-
Repayment of lease liability	(165)	(153)	(41)	(41)
Interest paid	(67)	(75)	(18)	(21)

Net cash provided by financing activities from continuing operation	1,114	1,512	89	479

Purple Biotech Ltd.

Consolidated Unaudited Statements of Cash Flow (cont’d)

	For the year ended		For the three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	USD thousands	USD thousands	USD thousands	USD thousands

Cash flows in respect of discontinued operation as follows:

Net cash used in operating activities	-	(374)	-	(374)
Net cash from investing activities	-	-	-	-
Net cash from financing activities	-	-	-	-

Net cash used in discontinued operation	-	(374)	-	(374)

Net increase (decrease) in cash and cash equivalents	4,293	(333)	3,874	1,785
Cash and cash equivalents at the beginning of the period	10,890	11,247	11,074	9,117
Effect of translation adjustments on cash and equivalents	(153)	(24)	82	(12)

Cash and cash equivalents at end of the period	15,030	10,890	15,030	10,890

Purple Biotech Ltd.

Reconciliation of Non-IFRS financial Results

Reconciliation of Adjusted Operating Loss

	For the year ended		For the three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	USD thousands	USD thousands	USD thousands	USD thousands

Operating loss for the year	22,603	17,934	6,601	4,739
Less ESOP expenses	(2,412)	(2,082)	(839)	(305)

	20,191	15,852	5,762	4,434

Reconciliation of Adjusted Net Loss

	For the year ended		For the three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	USD thousands	USD thousands	USD thousands	USD thousands

Net loss for the year	21,760	18,468	6,043	5,106
Less warrant expenses	-	-	-	-
Less ESOP expenses	(2,412)	(2,082)	(839)	(305)
Less (loss) from discontinued operation	-	(642)	-	(354)
Less finance income from financial instruments	244	-	244	-

	19,592	15,744	5,448	4,447